

Mail Stop 3561

September 26, 2016

Via E-mail
John Fieldly
Chief Financial Officer
Celsius Holdings, Inc.
2424 North Federal Highway, Suite 208
Boca Raton, Florida 33431

Re: **Celsius Holdings, Inc.**
       Amendment No. 2 to Form 10
       Filed September 19, 2016
       File No. 000-55663

Dear Mr. Fieldly:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 15

1. We note your response to comment 2. The determination of your Swedish Distribution to reduce the number of weeks of inventory on hand appears to be a known trend. Please revise your disclosure to explain the underlying reasons for the reduction of inventory on hand and describe the ongoing implications of the change to your operating results.

Liquidity and Capital Resources, page 17

2. We note your response to comment 5. Please address material changes in the underlying drivers of your operating cash flows for the periods ended December 31, 2015 and 2014.

Certain Relationships and Related Transactions, page 25

3. We note your response to comment 9; however, it is still unclear how the interest rate of 5% per annum is determined. Please file as an exhibit the outstanding promissory note and other exhibits referred to in the Loan and Security Agreement with CD Financial, LLC, as amended.

Financial Statements
9. Preferred Stock– Related Party, page F-34

4. We note your response to comment 14. Please provide similar disclosures related to your preferred stock for the interim period.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Dale Bergman, Esq.
       Gutierrez Bergman Boulris, PLLC